Exhibit 99.1

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED

7 Tuas Avenue 2, Singapore 639447

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON April 13, 2026

March 25, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Ten-League International Holdings Limited, a Cayman Islands exempted company (the “Company”), will be held on April 13, 2026, at 09:30 a.m., Singapore Standard Time (April 12, 2026, at 09:30 p.m. Eastern Time), at the principal office of the Company located at 7 Tuas Avenue 2, Singapore 639447, for the following purposes:

The Meeting will also be held in a hybrid format, and shareholders will have the option to attend and participate in the Meeting virtually via live webcast at the following link: ir.ten-league.com.sg. Additional details regarding access to the virtual meeting platform, including any required login credentials and procedures for participation and voting, will be provided to shareholders in advance of the Meeting in accordance with the Company’s amended and restated memorandum and articles of association and applicable laws and regulations.

Shareholders attending the Meeting virtually will be afforded substantially the same rights and opportunities to participate as those attending in person, including the ability to submit questions, subject to verification of share ownership and compliance with the procedures established by the Company.

Proposal One	As an ordinary resolution,

(i)	to approve one or more share consolidations of the Company’s issued and unissued ordinary shares, par value US$0.000025 per share (“Ordinary Shares”), at a ratio of not less than two (2)-for-one (1) and not more than twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations,

(ii)	to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Ordinary Share, and

(iii)	to authorize the Board to, at its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

Proposal Two	As a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation approved by the Board:

(i)	to amend and restate the currently effective memorandum and articles of association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation A&R M&A”), being in the form of the Existing M&A, with amendments to the share capital and par value descriptions; and

(ii)	to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation A&R M&A with the Registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

(the “Adoption of the Post-Consolidation A&R M&A”)

Proposal Three	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Two.

Holders of record of our Ordinary Shares at the close of business on March 20, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two and Proposal Three.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about March 20, 2026

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Jison Lim
Jison Lim
Director and Chairman

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED

7 Tuas Avenue 2, Singapore 639447

Proxy Statement

The board of directors (the “Board”) of Ten-League International Holdings Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The meeting will be held on April 13, 2026, at 09:30 a.m., Singapore Standard Time (April 12, 2026, at 09:30 p.m. Eastern Time), at the principal office of the Company located at 7 Tuas Avenue 2, Singapore 639447.

The Meeting will also be held in a hybrid format, and shareholders will have the option to attend and participate in the Meeting virtually via live webcast at the following link: ir.ten-league.com.sg. Additional details regarding access to the virtual meeting platform, including any required login credentials and procedures for participation and voting, will be provided to shareholders in advance of the Meeting in accordance with the Company’s amended and restated memorandum and articles of association and applicable laws and regulations.

Shareholders attending the Meeting virtually will be afforded substantially the same rights and opportunities to participate as those attending in person, including the ability to submit questions, subject to verification of share ownership and compliance with the procedures established by the Company.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the approval of Share Consolidation(s), 2) the Adoption of the Post-Consolidation A&R M&A, and 3) the approval of the adjournment of the Meeting, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the approval of Share Consolidation(s);

●	FOR the Adoption of the Post-Consolidation A&R M&A;

●	FOR the adjournment of the Meeting to a later date or dates, if necessary.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on March 20, 2026, which we refer to as the Record Date, are entitled to received notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 29,404,342 Ordinary Shares issued and outstanding. Holders of Ordinary Shares as of the Record Date are entitled to one vote for each Ordinary Share held as of the Record Date on each of the proposals (being determined on a poll basis, in accordance with the Company’s currently effective articles of association).

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

1

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.proxyvote.com or scan the QR code on your voting card.; or

●	By Mail — Check the appropriate boxes on the voting instruction form, and sign, date, and return your voting card in the enclosed envelope.; or

●	By Telephone — You can vote by email by calling the telephone number on your voting card or email.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting is on April 12, 2026, at 11:59 a.m., Singapore Standard Time (April 11, 2026, at 11:59 p.m. Eastern Time)

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	FOR the approval of the Share Consolidation(s);

●	FOR the Adoption of the Post-Consolidation A&R M&A; and

●	FOR the adjournment of the Meeting to a later date or dates, if necessary.

2

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the presence in person, or (in the case of a shareholder being a corporation) the presence of the duly authorized representative, or representation by proxy of one or more holders together holding not less than an aggregate of one-half (1/2) of all votes attaching to all issued and outstanding shares of the Company that carry the right to vote shall be a quorum for the transaction of business at the Meeting except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

●	Proposal One requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person, or (in the case of a shareholder being a corporation) vote by the duly authorized representative present at the Meeting, or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Two requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of not less than two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person, or (in the case of a shareholder being a corporation) vote by the duly authorized representative present at the Meeting, or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Three requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person, or (in the case of a shareholder being a corporation) vote by the duly authorized representative present at the Meeting, or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

For the purpose of determining whether the shareholders have approved Proposal One, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

3

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, email or fax bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, VStock Transfer, LLC at 212-828-8436.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

4

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED

7 Tuas Avenue 2, Singapore 639447

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED

7 Tuas Avenue 2, Singapore 639447

5

PROPOSAL ONE

TO APPROVE THE SHARE CONSOLIDATION(S) OF THE COMPANY’S ISSUED AND UNISSUED

ORDINARY SHARES

Background

We are proposing:

(i)	to approve one or more share consolidations of the Company’s issued and unissued Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations,

(ii)	to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Ordinary Share, and

(iii)	to authorize the Board to, at its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

Purpose of Share Consolidation(s)

The Company believes that the Share Consolidation(s) are in the commercial and best interests of the Company and its shareholders and for proper purposes. The Share Consolidation(s) are expected to increase the per-share trading price of the Company’s Ordinary Shares. A higher share price may improve the marketability and liquidity of the Company’s shares and enhance the perception of the Company among investors, analysts, and other market participants.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidation(s)

Authorized Shares and Unissued Shares

At the time a Share Consolidation is effective, our authorized Ordinary Shares, will be consolidated at the ratio between two (2)-for-one (1) and twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements, accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board, provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio between two (2)-for-one (1) and twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements, accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board, provided that the aggregate ratio of multiple Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation.

6

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Ordinary Shares and being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidations.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing the Share Consolidation(s)

As soon as practicable after the effective date of a Share Consolidation, the Company’s shareholders will be notified that a Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person, or (in the case of a shareholder being a corporation) vote by the duly authorized representative present at the Meeting, or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE

“FOR” THIS PROPOSAL.

7

PROPOSAL TWO

To approve AND ADOPT THE POST-CONSOLIDATION AMENDED AND RESTATED MEMORANDUM AND

ARTICLES OF ASSOCIATION OF THE COMPANY

General

We are proposing, by a special resolution to approve, subject to and conditional upon the effectiveness of a Share Consolidation as approved under Proposal One: (i) to amend and restate the Existing M&A by their deletion in their entirety and the substitution in their place with the Post-Consolidation A&R M&A, being in the form of the Existing M&A, with amendments to the share capital and par value descriptions; and (ii) to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation A&R M&A with the Registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Company’s currently effective memorandum and articles of association will become effective according to the terms of such proposal, subject to Proposal One also being approved by our shareholders.

This Proposal Two is conditioned on the approval of Proposal One. If Proposal One does not receive the requisite vote for approval, then the amendment and restatement of our currently effective memorandum and articles of association pursuant to this Proposal Two will not be effective, even if this proposal receives the requisite votes for approval.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person, or (in the case of a shareholder being a corporation) vote by the duly authorized representative present at the Meeting, or by proxy (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE

“FOR” THIS PROPOSAL.

8

PROPOSAL THREE

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT

FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE

INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF ALL

THE RESOLUTIONS CONTEMPLATED BY PROPOSAL ONE AND PROPOSAL TWO

Proposal Three, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Three is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One and Proposal Two.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person, or (in the case of a shareholder being a corporation) vote by the duly authorized representative present at the Meeting, or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE

“FOR” THIS PROPOSAL.

9

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the approval of Share Consolidation(s), the Adoption of the Post-Consolidation A&R M&A, and the adjournment of the Meeting to a later date or dates, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: March 25, 2026	By Order of the Board of Directors

/s/ Jison Lim
Jison Lim
Director and Chairman

10